

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 31, 2017

Via E-Mail
Mr. Joel Ackerman
Chief Financial Officer
DaVita Inc.
2000 16th St.
Denver, CO 80202

> **Re:** **DaVita Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 24, 2017**
> **File No. 001-14106**

Dear Mr. Ackerman:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Sincerely,

    /s/Craig Arakawa

    Craig Arakawa
    Accounting Branch Chief
    Office of Beverages, Apparel and
    Mining